SMIC Appoints Former Chartered Executive Mike Rekuc as President of SMIC Americas

SHANGHAI and SANTA CLARA, Calif.  [2011-06-15]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced that Michael J. Rekuc has been appointed as President of SMIC Americas.

Mr. Rekuc will be responsible for driving the development, strategy, sales and management of SMIC Americas, which contributes around 55% of SMIC’s total global business. Mr. Rekuc will be based in SMIC’s US office in Santa Clara, California, and will report directly to SMIC Chief Business Officer Chris Chi.

Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Rekuc joins SMIC from Grace Semiconductor, where he was president of Grace Semiconductor USA. Before this, he was Senior Vice President of Sales and Marketing and President of the Americas region at Chartered Semiconductor (now GlobalFoundries) from 1999 to 2010. Before joining Chartered, Rekuc spent 23 years at Motorola, Inc., rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist.

“We are very pleased to welcome Mike to the SMIC family,” said SMIC President and CEO David N.K. Wang. “With Mike’s vast experience in semiconductor marketing and sales, and his extensive connections built over four decades in the semiconductor industry, we are confident that he can drive further growth for SMIC and our customers in the US region.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com